[Jones & Keller, P.C. letterhead]

ZSOLT K. BESSKÓ	zbessko@joneskeller.com
Attorney at Law

June 21, 2010

Via EDGAR

William Friar

Senior Financial Analyst
U.S. Securities and Exchange Commission

Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0408

Re:                             Guaranty Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 0-51556

Dear Mr. Friar:

On behalf of our client, Guaranty Bancorp (the “Company”), we are responding to the written comment received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated June 8, 2010 (the “Comment Letter”).  For the Staff’s convenience, we have set forth below in bolded text the Staff’s comment, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2009

1.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of your basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is supervised and regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  In addition, the Company’s sole operating subsidiary, Guaranty Bank and Trust Company, is a member of the Federal Reserve and therefore its primary federal regulator is also the Federal Reserve.  In October 2009, the Federal Reserve issued proposed guidance on sound incentive compensation policies designed to ensure that the incentive compensation policies of banking organizations do not encourage excessive risk-taking and are consistent with the safety and soundness of their organizations (the “Guidance”).  The final Guidance was issued on June 21, 2010. Pursuant to the Guidance, the Federal Reserve expected all banking organizations, including the Company, to immediately evaluate their incentive compensation arrangements and related risk management, control, and corporate governance processes to ensure that they do not encourage excessive risk-taking.  In addition, under the Guidance, the Federal Reserve is expected to review the Company’s compensation practices as part of the regular, risk-focused examination process.  Any findings and deficiencies by the Federal Reserve during such examination process will be factored into the Company’s supervisory ratings, which can affect the Company’s ability to make acquisitions or take other actions.  In appropriate circumstances, the Federal Reserve may take enforcement action against the Company if its incentive compensation arrangements or related risk management, control or governance processes pose a risk to the safety and soundness of the Company and the Company is not taking prompt and effective measures to correct the deficiencies.

Pursuant to the Guidance, the Company undertook an evaluation of its incentive compensation arrangements with respect to all of its employees and related risk management, control and corporate governance processes.  In February 2010, management reviewed and discussed with the Company’s Compensation, Nominating and Governance Committee (the “CNG Committee”) the Company’s incentive compensation arrangements and management’s evaluation thereof, including the goals and purposes thereof, and it was concluded that the Company’s incentive compensation arrangements do not encourage excessive risk-taking and do not pose a threat to the safety and soundness of the Company.  In this regard, the Company’s compensation structure contains various features intended to mitigate risk.  For example:

•                  The Company uses a balanced compensation structure of base salary, annual cash bonus and, for certain employees, stock-based awards.

•                  The Company periodically evaluates its compensation programs and overall compensation structure to ensure that they are consistent with industry and peer practices.

•                  Annual incentive compensation is typically based on multiple performance metrics that are consistent with the Company’s long-term goals and on the employee’s overall individual performance.

•                  The incentive compensation program with respect to the Company’s lenders establishes a minimum level of loan quality thresholds which must be met by a lender in order for any incentive compensation to be awarded.

•                  The Company has established internal controls and standards of ethics and business conduct, all of which variously help support its compensation goals and mitigate compensation risk.  The Company employs various auditing processes on a regular basis in an effort to assure compliance with these controls and standards.

•                  The CNG Committee oversees the Company’s compensation policies and practices and is responsible for approving executive compensation, annual incentive compensation plans applicable to senior management employees and other compensation plans.

Based on the above, the Company believes its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company or its business and, accordingly, disclosure is not necessary under Item 402(s) of Regulation S-K.

*     *     *

As requested in the Staff’s Comment Letter, this letter confirms on behalf of the Company that the Company acknowledges:

•                  that it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  that Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at 303-376-8422.

Very truly yours,

/s/ Zsolt K. Besskó
Zsolt K. Besskó

cc:                                 Daniel M. Quinn, CEO & President

Paul W. Taylor, EVP, CFO, CCO & Secretary

Guaranty Bancorp